United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 24, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

March 18 - 23, 2026

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	March 18, 2026
Transactions in Own Shares	March 19, 2026
Transactions in Own Shares	March 20, 2026
Transactions in Own Shares	March 23, 2026

March 18, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 17 March 2026 it purchased a total of: (i) 40,000 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 20,000 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	17 March 2026	17 March 2026	17 March 2026	17 March 2026	17 March 2026
Aggregate number of ordinary shares purchased	40,000	20,000	0	0	0
Highest price paid (per ordinary share)	USD 101.9000	GBP 76.4000	GBP 0.0000	GBP 0.0000	GBP 0.0000
Lowest price paid (per ordinary share)	USD 100.7900	GBP 75.6000	GBP 0.0000	GBP 0.0000	GBP 0.0000
Volume weighted average price paid (per ordinary share)	USD 101.2717	GBP 75.9985	GBP 0.0000	GBP 0.0000	GBP 0.0000

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0457X_1-2026-3-17.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

March 19, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 18 March 2026 it purchased a total of: (i) 57,416 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 20,000 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	18 March 2026	18 March 2026	18 March 2026	18 March 2026	18 March 2026
Aggregate number of ordinary shares purchased	57,416	20,000	0	0	0
Highest price paid (per ordinary share)	USD 99.9950	GBP 75.7000	GBP 0.0000	GBP 0.0000	GBP 0.0000
Lowest price paid (per ordinary share)	USD 96.3800	GBP 73.2000	GBP 0.0000	GBP 0.0000	GBP 0.0000
Volume weighted average price paid (per ordinary share)	USD 97.9704	GBP 74.4058	GBP 0.0000	GBP 0.0000	GBP 0.0000

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/2289X_1-2026-3-18.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

March 20, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 19 March 2026 it purchased a total of: (i) 45,000 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 56,413 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	19 March 2026	19 March 2026	19 March 2026	19 March 2026	19 March 2026
Aggregate number of ordinary shares purchased	45,000	40,000	4,000	12,413	0
Highest price paid (per ordinary share)	USD 96.6700	GBP 72.9000	GBP 72.8000	GBP 72.7000	GBP 0.0000
Lowest price paid (per ordinary share)	USD 94.4000	GBP 71.3000	GBP 71.2000	GBP 71.2000	GBP 0.0000
Volume weighted average price paid (per ordinary share)	USD 95.4610	GBP 72.0796	GBP 72.1507	GBP 71.9404	GBP 0.0000

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4001X_1-2026-3-19.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

March 23, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 20 March 2026 it purchased a total of: (i) 50,000 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 75,997 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	20 March 2026	20 March 2026	20 March 2026	20 March 2026	20 March 2026
Aggregate number of ordinary shares purchased	50,000	41,900	4,300	29,797	0
Highest price paid (per ordinary share)	USD 95.3300	GBP 71.7000	GBP 71.6000	GBP 71.6000	GBP 0.0000
Lowest price paid (per ordinary share)	USD 91.2000	GBP 68.7000	GBP 68.7000	GBP 68.7000	GBP 0.0000
Volume weighted average price paid (per ordinary share)	USD 92.8814	GBP 70.4305	GBP 70.6477	GBP 70.1090	GBP 0.0000

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6141X_1-2026-3-22.pdf

The Company intends to make use of the FCA's updated notification deadline under UKLR 9.6.6R, which permits post-trade notifications of purchases of own shares to be made no later than the end of the seventh daily market session following the date of execution. Accordingly, the Company expects to move from daily to weekly market notifications in respect of shares purchased under the Programme. All other terms of the Programme remain unchanged.

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 24, 2026	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary